UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park P.O. Box 619, Migdal Haemek, Israel	23105
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless the context indicates otherwise, “Tower,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries as of December 31, 2015. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as gold as well as columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such RCOI, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of its conflict minerals in order to determine whether the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this document.

Company Overview

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

We currently operate seven manufacturing  facilities ("fabs") in three geographic regions: two fabs (150mm and 200mm) located in Migdal Haemek, Israel, one fab (200mm) located in Newport Beach, California, one fab (200mm) located in San Antonio, Texas, and three additional fabs (two 200mm and one 300mm) operated by TowerJazz Panasonic Semiconductor Co., Ltd. (a company that is majority-owned by Tower) and located in the Hokuriku region of Japan. We offer state of the art production lines for core bulk CMOS and specialized technologies such as RF SOI back-end-of-line (BEOL) magnetoresistive random access memory (MRAM) , SiGe and  MEMS, among others.

Overview of Tower’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the materials needed for our production processes and products manufactured.  To comply with the Rule, we reviewed the products we manufactured in 2015 to determine whether conflict minerals were necessary to their functionality or production. Based on this review, we determined that tungsten was used in the manufacturing processes of most of our products and that tantalum was used in a few manufacturing processes of certain of our products.

Supply Chain Description

All of our integrated circuits are manufactured in Tower’s own fabs. Tower does not purchase any tungsten or tantalum directly from smelters, refiners, or mines, and is many steps removed in the supply chain from the mining of these necessary conflict minerals. Rather, these necessary conflict minerals are obtained via our direct suppliers, who obtained them from sources worldwide.  As a result, we relied on our direct suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners, for any necessary conflict minerals contained in the materials which they supply to us.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Description of Reasonable Country of Origin Inquiry ("RCOI") Efforts

As indicated, Tower concluded that during 2015, it had manufactured products as to which tungsten and tantalum were necessary to their functionality or production. As a result, we conducted in good faith an RCOI that was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries, or were from recycled or scrap sources.

As part of the RCOI, we conducted a supply chain survey of our direct suppliers of tungsten and tantalum (or of any material used in our manufacturing processes that contained tungsten or tantalum) to obtain country of origin information using the Conflict Minerals Reporting Template (the "Template”), which is published by the Conflict-Free Sourcing Initiative (“CFSI”). The Template, which requests direct suppliers to identify the smelters and refiners and countries of origin of the necessary conflict minerals they supply to Tower, was developed to facilitate disclosure and communication of information regarding smelters that provide material in a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions regarding use of the questionnaire are available on CFSI’s website at http://www.conflictfreesourcing.org/conflict-minerals-reporting-template/training/.  We received responses from each of our direct suppliers of tungsten and tantalum (or of any material used in our manufacturing processes that contained tungsten or tantalum), and then confirmed whether or not each smelter they identified as providing conflict minerals had received a “conflict free smelter” designation from an independent third party audit program.

Conclusion Based on Reasonable Country of Origin Inquiry

As a result of our survey, each of our five direct suppliers of tungsten (or of any material used in our manufacturing processes that contained tungsten) indicated that they did not source from the Covered Countries.  In addition, each smelter or refiner identified by such tungsten suppliers has been certified as "conflict free" by CFSI's Conflict Free Smelter Program.

Regarding tantalum, we identified two direct suppliers of tantalum (or of any material used in our manufacturing processes that contained tantalum), each of which indicated that their supply chain includes smelters or refiners sourcing tantalum from the Covered Countries; however, these suppliers confirmed that each of these smelters and refiners has been certified as “conflict free” by CFSI's Conflict Free Smelter Program or have provided documentation to the supplier that they use recycled or scrap sources. Because we know or have reason to believe that a certain amount of the tantalum used in the process of manufacturing certain of our products originated or may have originated in a Covered Country, we conducted due diligence on the source and chain of custody of the tantalum in our products. Our due diligence was designed to conform to an internationally recognized due diligence framework, specifically the Organization for Economic Co-operation and Development ("OECD") “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas" ("OECD Guidance"), Second Edition (2013).

There is significant overlap between our RCOI efforts and our due diligence measures performed. The due diligence measures that we performed are discussed further in the conflict minerals report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the conflict minerals report, filed as Exhibit 1.01 hereto, are publicly available –on our website at http://ir.towerjazz.com/phoenix.zhtml?c=79678&p=irol-sec,  as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 – conflict minerals report for the reporting period January 1, 2015 to December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

By:	/s/ Nati Somekh	May 27, 2016
	Nati Somekh	(Date)
Senior Vice President, Chief Legal Officer and
Corporate Secretary